CUSIP No. 85788D100

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Stealth BioTherapeutics Corp

(Name of Issuer)

Ordinary Shares, par value $0.0003 per share

(Title of Class of Securities)

85788D100

(CUSIP Number)

Morningside Venture (I) Investments Limited

C/O THC Management Services S.A.M.,

2nd Floor,

Le Prince De Galles

3-5 Avenue DesCitronniers

Monaco, MC 98000

011-377-97-97-47-37

with a copy to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 85788D100

(1)	Names of Reporting Persons Morningside Venture (I) Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 465,713,861 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 465,713,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 465,713,861 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 70.0% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Frances Anne Elizabeth Richard

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 465,713,861 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 465,713,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 465,713,861 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 70.0% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Jill Marie Franklin

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 465,713,861 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 465,713,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 465,713,861 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 70.0% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Peter Stuart Allenby Edwards

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 465,713,861 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 465,713,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 465,713,861 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 70.0% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Cheung Ka Ho

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 0

	(8)	Shared Voting Power 465,713,861 (1)

	(9)	Sole Dispositive Power 0

	(10)	Shared Dispositive Power 465,713,861 (1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 465,713,861 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 70.0% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Equal Talent Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 19,533,720 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 19,533,720 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 19,533,720 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 2.9% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Season Pioneer Investments Limited

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) WC

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 39,066,276 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 39,066,276 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 39,066,276 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 5.9% (2)

(14)	Type of Reporting Person (See Instructions) CO

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

(1)	Names of Reporting Persons Suk Ying Pauli Ng

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

(3)	SEC Use Only

(4)	Source of Funds (See Instructions) AF

(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

(6)	Citizenship or Place of Organization Hong Kong

Number of Shares Beneficially Owned by Each Reporting Person With:	(7)	Sole Voting Power 58,599,996 (1)

	(8)	Shared Voting Power 0

	(9)	Sole Dispositive Power 58,599,996 (1)

	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 58,599,996 (1)

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

(13)	Percent of Class Represented by Amount in Row (11) 8.8% (2)

(14)	Type of Reporting Person (See Instructions) IN

(1) The Ordinary Shares beneficially owned may be exchanged into American Depositary Shares on a twelve-for-one basis.

(2) Based on 665,214,754 Ordinary Shares outstanding as of February 11, 2021 as reported in the Issuer’s prospectus supplement filed with the Securities and Exchange Commission (the “SEC”) on February 11, 2021 pursuant to Rule 424(b)(5) of the Securities Act of 1933.

CUSIP No. 85788D100

Item 1.	Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed with the SEC on February 28, 2019 (the “Original Schedule 13D”), which Original Schedule 13D was amended by Amendment No. 1 to the Original Schedule 13D filed on March 22, 2019 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed on May 24, 2019 (“Amendment No. 2”), Amendment No. 3 to the Original Schedule 13D filed on April 15, 2020  (“Amendment No. 3”), Amendment No. 4 to the Original Schedule 13D filed on October 30, 2020 (“Amendment No. 4”), and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, (the “Amended Filing”) relates to the Reporting Persons’ (as defined in Item 2 below) beneficial ownership interest in the ordinary shares, par value $0.0003 per share (the “Ordinary Shares”), of Stealth BioTherapeutics Corp, a Cayman Islands company (the “Issuer”), which conducts its operations in the United States through Stealth BioTherapeutics, Inc., a Delaware corporation (“Stealth Delaware”). The address of the principal executive office of Stealth Delaware is 275 Grove Street, Suite 3-107, Newton, Massachusetts 02466. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Except as otherwise described herein, the information contained in the Amended Filing remains in effect. Capitalized terms used but not defined in this Amendment shall have the respective meanings set forth with respect thereto in the Amended Filing.

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	Morningside Venture (I) Investments Limited, a British Virgin Islands exempted company (“MVIL”), with respect to the Ordinary Shares directly and beneficially owned by it;

(ii)	Frances Anne Elizabeth Richard, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iii)	Jill Marie Franklin, with respect to the Ordinary Shares beneficially owned by her as a result of her position as a director with MVIL;

(iv)	Peter Stuart Allenby Edwards, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(v)	Cheung Ka Ho, with respect to the Ordinary Shares beneficially owned by him as a result of his position as a director with MVIL;

(vi)	Equal Talent Investments Limited, a British Virgin Islands exempted company (“ETIL”), with respect to the Ordinary Shares beneficially owned by it;

(vii)	Season Pioneer Investments Limited, a British Virgin Islands exempted company (“SPIL”), with respect to the Ordinary Shares beneficially owned by it; and

(viii)	Suk Ying Pauli Ng, with respect to the Ordinary Shares beneficially owned by her as a result of her positions as a director with ETIL and as a director with SPIL.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Frances Anne Elizabeth Richard, Jill Marie Franklin, Peter Stuart Allenby Edwards and Cheung Ka Ho, are the directors of MVIL and share voting and dispositive power with respect to the securities held by MVIL.  Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung each disclaim beneficial ownership of the securities owned directly by MVIL.  MVIL disclaims beneficial ownership of the securities owned directly by ETIL and SPIL.  MVIL is ultimately wholly beneficially owned by a family trust established by Madam Chan Tan Ching Fen.

CUSIP No. 85788D100

Suk Ying Pauli Ng is the sole director of ETIL and has sole voting and dispositive power with respect to the securities held by ETIL.  Ms. Ng disclaims beneficial ownership of the securities owned directly by ETIL.  ETIL disclaims beneficial ownership of the securities owned directly by MVIL and SPIL.  ETIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

Suk Ying Pauli Ng is the sole director of SPIL and has sole voting and dispositive power with respect to the securities held by SPIL.  Ms. Ng disclaims beneficial ownership of the securities owned directly by SPIL.  SPIL disclaims beneficial ownership of the securities owned directly by MVIL and ETIL.  SPIL is ultimately wholly beneficially owned by a trust over which Peter Stuart Allenby Edwards has sole authority to remove the trustee.

(b)	The business address of each of the Reporting Persons is:

(i)	With respect to MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards and Mr. Cheung:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(ii)	With respect to ETIL and Ms. Ng:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

CUSIP No. 85788D100

(iii)	With respect to SPIL and Ms. Ng:

c/o THC Management Services S.A.M.,

2nd Floor, Le Prince De Galles

3-5 Avenue Des Citronniers

MC 98000, Monaco

With copies to:

Morningside Technology Advisory, LLC

Attn: Stephanie O’Brien, Esq.

1188 Centre Street

Newton Centre, MA 02459

Springfield Financial Advisory Limited

Attn: Alice Li/Makim Ma

22nd Floor Hang Lung Centre

2-20 Paterson Street

Causeway Bay, Hong Kong

(c)	The present principal business of MVIL, Ms. Richard, Ms. Franklin, Mr. Edwards, Mr. Cheung, ETIL, SPIL and Ms. Ng is the venture capital and private equity investment business.

(d)	No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship of the Reporting Persons is as set forth below:

MVIL	British Virgin Islands
Ms. Richard	United Kingdom
Ms. Franklin	United Kingdom

Mr. Edwards	United Kingdom
Mr. Cheung	Hong Kong
ETIL	British Virgin Islands
SPIL	British Virgin Islands
Ms. Ng	Hong Kong

Item 3.	Source and Amount of Funds or Other Consideration.

No changes, except as set forth below.

On October 30, 2020, MVIL acquired a warrant exercisable for 46,153,846 ordinary shares of the Issuer at an exercise price of $0.13 per share (the “Warrants”). The Warrants have a three-year term. The Warrants were acquired in connection a development funding agreement between MVIL and the Issuer dated as of October 30, 2020 under which MVIL agreed to provide funding to the Issuer in connection with the development of one of its product candidates (the “Development Funding Agreement”).

Item 4.	Purpose of Transaction.

No changes.

CUSIP No. 85788D100

Item 5.	Interest in Securities of the Issuer.

No changes except as described below.

The aggregate percentage of Ordinary Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 665,214,754 of the Issuer’s Ordinary Shares outstanding. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

A.	Morningside Venture (I) Investments Limited

(a)	As of the date hereof, MVIL beneficially owns 465,713,861 Ordinary Shares, representing a beneficial ownership of approximately 70.0% of the Ordinary Shares. MVIL directly holds 418,960,015 ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”). MVIL has the right to acquire (i) 46,153,846 ordinary shares upon exercise of the Warrants and (ii) 600,000 ordinary shares upon the exercise of an option to purchase ordinary shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	465,713,861
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	465,713,861

B.	Frances Anne Elizabeth Richard

(a)	As of the date hereof, Ms. Richard beneficially owns 465,713,861 Ordinary Shares, representing a beneficial ownership of approximately 70.0% of the Ordinary Shares. MVIL directly holds 418,960,015 ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”). MVIL has the right to acquire (i) 46,153,846 ordinary shares upon exercise of the Warrants and (ii) 600,000 ordinary shares upon the exercise of an option to purchase ordinary shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	465,713,861
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	465,713,861

C.	Jill Marie Franklin

(a)	As of the date hereof, Ms. Franklin beneficially owns 465,713,861 Ordinary Shares, representing a beneficial ownership of approximately 70.0% of the Ordinary Shares. MVIL directly holds 418,960,015 ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”). MVIL has the right to acquire (i) 46,153,846 ordinary shares upon exercise of the Warrants and (ii) 600,000 ordinary shares upon the exercise of an option to purchase ordinary shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	465,713,861
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	465,713,861

CUSIP No. 85788D100

D.	Peter Stuart Allenby Edwards

(a)	As of the date hereof, Mr. Edwards beneficially owns 465,713,861 Ordinary Shares, representing a beneficial ownership of approximately 70.0% of the Ordinary Shares. MVIL directly holds 418,960,015 ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”). MVIL has the right to acquire (i) 46,153,846 ordinary shares upon exercise of the Warrants and (ii) 600,000 ordinary shares upon the exercise of an option to purchase ordinary shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	465,713,861
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	465,713,861

E.	Cheung Ka Ho

(a)	As of the date hereof, Mr. Cheung beneficially owns 465,713,861 Ordinary Shares, representing a beneficial ownership of approximately 70.0% of the Ordinary Shares. MVIL directly holds 418,960,015 ordinary shares, including ordinary shares represented by American Depositary Shares (“ADSs”). MVIL has the right to acquire (i) 46,153,846 ordinary shares upon exercise of the Warrants and (ii) 600,000 ordinary shares upon the exercise of an option to purchase ordinary shares.

(b)	1. Sole power to vote or direct vote:	-0-
	2. Shared power to vote or direct vote:	465,713,861
	3. Sole power to dispose or direct the disposition:	-0-
	4. Shared power to dispose or direct the disposition:	465,713,861

F.	Equal Talent Investments Limited

(a)	As of the date hereof, ETIL holds 1,627,810 ADSs, representing 19,533,720 Ordinary Shares and a beneficial ownership of approximately 2.9% of the Ordinary Shares. All such ADSs are directly held by ETIL.

(b)	1. Sole power to vote or direct vote:	19,533,720
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	19,533,720
	4. Shared power to dispose or direct the disposition:	-0-

G.	Season Pioneer Investments Limited

(a)	As of the date hereof, SPIL holds 3,255,523 ADSs, representing 39,066,276 Ordinary Shares and a beneficial ownership of approximately 5.9% of the Ordinary Shares. All such ADSs are directly held by SPIL.

(b)	1. Sole power to vote or direct vote:	39,066,276
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	39,066,276
	4. Shared power to dispose or direct the disposition:	-0-

H.	Suk Ying Pauli Ng

(a)	As of the date hereof, Ms. Ng beneficially owns 58,599,996 Ordinary Shares, representing a beneficial ownership of approximately 8.8% of the Ordinary Shares. 19,533,720 of such shares are beneficially owned by ETIL, which directly holds 1,627,810 ADSs and 39,066,276 of such shares are beneficially owned by SPIL, which directly holds 3,255,523 ADSs.

(b)	1. Sole power to vote or direct vote:	58,599,996
	2. Shared power to vote or direct vote:	-0-
	3. Sole power to dispose or direct the disposition:	58,599,996
	4. Shared power to dispose or direct the disposition:	-0-

(c)	See Item 3.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 85788D100

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The lock-up agreement described in the Original Schedule 13D and entered into in connection with Issuer’s initial public offering has expired by its terms.

If MVIL commits to providing additional funding to the Issuer pursuant to the Development Funding Agreement, the Development Funding Agreement requires the Issuer to issue additional warrants to MVIL with the same terms as the Warrants. Any additional warrants will be exercisable for a number of ordinary shares equal to the quotient of (a) 30% of the amount of the additional commitment from MVIL divided by (b) 115% of the implied price of the Issuer’s ordinary shares on the date of issuance of the additional warrants based upon the price of Issuer’s ADSs as listed on the Nasdaq Global Market.

Item 7.	Material to be Filed as Exhibits.

No changes except as described below.

The following documents are filed as Exhibits to this statement:

Exhibit Number	Exhibit Description

99.1	Joint Filing Agreement

CUSIP No. 85788D100

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 99.1 hereto.

Dated: February 16, 2021

For and on behalf of

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

For and on behalf of

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of

SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

CUSIP No. 85788D100

Exhibit 99.1

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunder, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

MORNINGSIDE VENTURE (I) INVESTMENTS LIMITED

By:	/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard, Director

/s/ Frances Anne Elizabeth Richard
Frances Anne Elizabeth Richard

/s/ Jill Marie Franklin
Jill Marie Franklin

/s/ Peter Stuart Allenby Edwards
Peter Stuart Allenby Edwards

/s/ Cheung Ka Ho
Cheung Ka Ho

For and on behalf of

EQUAL TALENT INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng

For and on behalf of

SEASON PIONEER INVESTMENTS LIMITED

By:	/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng, Director

/s/ Suk Ying Pauli Ng
Suk Ying Pauli Ng